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                             June 11, 2021

       Veronica Gonzalez
       General Counsel
       Outbrain Inc.
       222 Broadway, 19th Floor
       New York, NY 10038

                                                        Re: Outbrain Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted May 28,
2021
                                                            CIK No. 0001454938

       Dear Ms. Gonzalez:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted May 28, 2021

       Summary, page 1

   1. We note your response to prior comment 1 and continue to consider your response. We may have additional
comments upon completion of our review.
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 54

   2. We note your response to prior comment 5. Please revise to disclose the number of clicks or impressions and the
cost-per click or cost-per-impression for each period presented.
                                                        Price and volume
disclosures such as the number of clicks or impressions and revenue per-click or per
impression including an analysis of any trends or uncertainties appears to
 Veronica Gonzalez
Outbrain Inc.
June 11, 2021
Page 2
      be important information necessary to understanding your results of operations.
Critical Accounting Policies and Estimates
Stock-based Compensation, page 64

3. We note your response to prior comment 8. Please update your response when your preliminary IPO pricing is known.
Business, page 69

4. We note your response to prior comment 9. Given that your relationship with your two largest media partners is "longstanding" and you continue to generate a material portion of your revenue from these media partners, it appears that you should provide a description of the material terms of your agreements with these media partners, including, but not limited to, the identity of the media partners, terms and termination provisions, and any minimum payments. See Item 101(c) of Regulation S-K.
Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Unaudited Pro Forma Basic and Diluted Net Loss Per Share, page F-45

5. We note your response to prior comment 19. Please tell us your consideration of including stock-based compensation expense associated with these awards in your pro forma presentation. We refer you to Article 11-02(b)(6)(i)(B) of Regulation S-X.
       You may contact Morgan Youngwood, Senior Staff Accountant, at 202-551-3479 or
Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior
Counsel, at 202-551-3673 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameVeronica Gonzalez
                                                           Division of
Corporation Finance
Comapany NameOutbrain Inc.
                                                           Office of Technology
June 11, 2021 Page 2
cc:       Anna Pinedo
FirstName LastName